Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI.

SPGI's operations consist of four divisions, described below.

S&P Global Ratings

    The businesses comprising the division S&P Global Ratings are independent providers of credit ratings, research and analytics to investors, issuers and market participants. This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

    S&P Global Market Intelligence (formerly S&P Capital IQ and SNL) is a global provider of digital and traditional financial research and analytical tools for capital market participants. It delivers to customers an integrated portfolio of cross-asset analytics, desktop services, and investment information in the financial information, data and analytics market.

S&P Dow Jones Indices

    S&P Dow Jones Indices is a global index provider that maintains a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

S&P Global Platts

    S&P Global Platts provides essential price data, analytics, and industry insight that enable commodities markets to perform with greater transparency and efficiency.

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Attached below are:
    (1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
    (2) NRSRO Organization Charts

S&P Global Inc.
SPGI List of Subsidiaries
February 14, 2017

Listed below are all the subsidiaries and material affiliates of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
716 Park Street LC	Virginia, United States	100
Asia Index Private Limited	India	36.5
Bentek Energy, LLC	Colorado, United States	100
BIZNET.TV, Inc.	New York, United States	100
BRC Investor Services S.A.	Colombia	100
Capital IQ, SRL	Argentina	100
CME Group Beijing Holdings, LLC	Delaware, United States	73
CME Group Index Services Germany GmbH	Germany	73
CME Information Services (Beijing) Co., Ltd.	China	73
Coalition Development Ltd.	United Kingdom	67.05
Coalition Singapore Pte. Ltd.	Singapore	67.05
Colinalibros, S.A.	Argentina	100
Commodity Flow Limited	United Kingdom	100
Crisil Irevna Argentina S.A.	Argentina	67.05
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.05
CRISIL Irevna Sp s o. o.	Poland	67.05
CRISIL Irevna UK Limited (U.K.)	United Kingdom	67.05
CRISIL Irevna US LLC	Delaware, United States	67.05
CRISIL Limited	India	67.05
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.05
DataWright Corporation	Texas, United States	100
DJI OpCo, LLC	Delaware, United States	73
Dormantco Zero Two Limited	United Kingdom	100
Eclipse Gas and Power Limited	United Kingdom	100
Eclipse Energy Group AS	Norway	100
Editoriales Pedagogicas Asociados, S.A.	Guatemala	100
Funds Research USA LLC	Delaware, United States	100
Grupo SPGI Mexico, S. de. R.L. de C.V.	Mexico	100
Grupo Standard & Poor's S de RL de C.V	Mexico	100
Intierrarmg Pty Limited	Australia	100
J Kingsman Limited	United Kingdom	100
Kingsman SA	Switzerland	100
McGraw-Hill Financial Publications, Inc.	New York, United States	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
McGraw-Hill Interamericana de Venezuela, S.A.	Venezuela	100
McGraw-Hill News Bureaus, Inc.	New York, United States	100
S&P Global Holdings LLC	Delaware, United States	100
McGraw-Hill New York, Inc.	New York, United States	100
MHFSCO Ltd. (Virgin Islands Company)	U.S. Virgin Islands	100
Minerals Value Service GmbH	Germany	100
Minerals Value Service UK Limited	United Kingdom	100
Nippon Standard & Poor's K.K.	Japan	100
Petroleum Industry Research Associates, Inc.	New York, United States	100
PetroMedia Ltd.	Canada	100
Petromedia Ltd.	United Kingdom	100
Petromedia Marine Intelligence Private Limited	India	100
Platts (U.K.) Limited	United Kingdom	100
Platts Finance (Luxembourg) S.à r.l.	Luxembourg	100
R2 Financial Technologies, Inc.	Canada	100
Regulatory Research Associates, Inc	New Jersey, United States	100
S&P Argentina LLC	Delaware, United States	100
S&P Capital IQ (India) Private Limited	India	100
S&P DJ Indices UK Limited	United Kingdom	73
S&P Dow Jones Indices LLC	Delaware, United States	73
S&P Global Advertising LLC	Delaware, United States	100
S&P Global Asia Pacific LLC	Delaware, United States	100
S&P Global Asian Holdings Pte. Limited	Singapore	100
S&P Global Australia Pty Ltd	Australia	100
S&P Global Belgium	Belgium	100
S&P Global Canada Corp.	Canada	100
S&P Global Commodities UK Limited	United Kingdom	100
S&P Global Europe Limited	United Kingdom	100
S&P Global European Holdings Luxembourg S.a.r.l.	Luxembourg	100
S&P Global Finance Europe Limited	United Kingdom	100
S&P Global Finance Luxembourg S.a.r.l	Luxembourg	100
S&P Global France SAS	France	100
S&P Global Germany GmbH	Germany	100
S&P Global Holdings Luxembourg S.a.r.l.	Luxembourg	100
S&P Global Holdings UK Limited	United Kingdom	100
S&P Global Indices UK Limited	United Kingdom	73
S&P Global Informacoes do Brasil Ltda.	Brazil	100
S&P Global International LLC	Delaware, United States	100
S&P Global Italy S.r.l	Italy	100
S&P Global Korea Inc	Korea, Republic of	100
S&P Global Limited	United Kingdom	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Global Market Intelligence Inc.	Delaware, United States	100
S&P Global Market Intelligence Japan K.K.	Japan	100
S&P Global Market Intelligence LLC	Delaware, United States	100
S&P Global Netherlands B.V.	Netherlands	100
S&P Global Pakistan (Private) Limited	Pakistan	100
S&P Global Real Estate Inc.	New York, United States	100
S&P Global Research Europe Limited	United Kingdom	100
S&P Global Singapore Pte. Limited	Singapore	100
S&P Global Sweden AB	Sweden	100
S&P Global UK Limited	United Kingdom	100
S&P Global Ventures Inc.	Delaware, United States	100
S&P India LLC	Delaware, United States	100
S&P OpCo, LLC	Delaware, United States	73
SNL Downtown Development LC	Virginia, United States	100
SNL Financial (India) Private Ltd.	India	100
SNL Financial Australia Pty Ltd	Australia	100
SNL Financial Germany GmbH	Germany	100
SNL Financial LC	Virginia, United States	100
SNL Financial Limited	United Kingdom	100
SNL Financial Sweden AB	Sweden	100
SNL Financial ULC	Canada	100
SNL Hong Kong Limited	Hong Kong	100
SNL Information Services Philippines, Inc.	Philippines	100
SNL Information Services Pte. Ltd.	Singapore	100
SP Global Financial Iberia, S.L.U.	Spain	100
SPDJI Holdings, LLC	Delaware, United States	100
SPDJ Singapore Pte. Ltd	Singapore	73
SPGI Malaysia Sdn. Bhd.	Malaysia	100
SPGI Market Intelligence Ireland Unlimited Company	Ireland	100
Standard & Poor's RUS Ratings LLC	Russian Federation	100
Standard & Poor's (Australia) Pty. Ltd.	Australia	100
Standard & Poor's (Dubai) Limited	United Arab Emirates	100
Standard & Poor's Compustat Services, Inc.	Delaware, United States	100
Standard & Poor's Credit Market Services Europe Limited	United Kingdom	100
Standard & Poor's Credit Market Services France, SAS	France	100
Standard & Poor's Credit Market Services Italy Srl	Italy	100
Standard & Poor's EA Ratings Ltd	Russian Federation	100
Standard & Poor's Enterprises, LLC	Delaware, United States	100
Standard & Poor's Europe LLC	Delaware, United States	100
Standard & Poor's Financial Services LLC	Delaware, United States	100
Standard & Poor's Hong Kong Limited	Hong Kong	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Standard & Poor's Information Services (Australia) Pty. Ltd.	Australia	100
Standard & Poor's Information Services (Beijing) Co., Ltd	China	100
Standard & Poor's International Enterprises, LLC	Delaware, United States	100
Standard & Poor's International Services, LLC	Delaware, United States	100
Standard & Poor's International, LLC	Delaware, United States	100
Standard & Poor's Investment Advisory Services (HK) Ltd	Hong Kong	100
Standard & Poor's Investment Advisory Services, LLC	Delaware, United States	100
Standard & Poor's Maalot Ltd.	Israel	100
Standard & Poor's Malaysia Sdn. Bhd.	Malaysia	100
Standard & Poor's Philippines Inc.	Philippines	100
Standard & Poor's Ratings (Thailand), Ltd.	Delaware, United States	100
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina	100
Standard & Poor's Ratings Chile Clasificadora de Riesgo Limitada	Chile	100
Standard & Poor's Ratings do Brasil Ltda	Brazil	100
Standard & Poor's Ratings Japan K.K.	Japan	100
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd	China	100
Standard & Poor's S.A. de C.V.	Mexico	100
Standard & Poor's Singapore Pte. Ltd.	Singapore	100
Standard & Poor's South Asia Services Private Limited	India	100
Standard & Poor's, LLC	Delaware, United States	100
Steel Business Briefing (Shanghai) Co. Ltd	China	100
Steel Business Briefing North America, Inc.	Pennsylvania, United States	100
Taiwan Ratings Corporation	Taiwan	51
The McGraw-Hill Companies Switzerland GmbH	Switzerland	100
The Steel Index Limited	United Kingdom	100
S&P Trucost Limited	United Kingdom	73
TRIS Corporation Limited	Thailand	5
TRIS Rating Co. Ltd.[1]	Thailand	51.55
Trucost Inc.	Massachusetts, United States	73
Trucost China Limited	China	73
WaterRock Insurance, LLC	New York, United States	100

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Rating Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

S&P Global Ratings Managerial Structure

February 22, 2017



* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global
[1] References to GPL indicates Global Practice Leader
[2] Effective April 1, 2017, Financial Services and Sovereign/International Public Finance will report to the same Global Practice Leader

S&P Global
Ratings

S&P Global Ratings Business Units

February 22, 2017



* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global

S&P Global Ratings

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI.

NRSRO entities are shaded in blue.
Dated as of February 22, 2017

